UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Alere, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

01449J105

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01449J105

1	Name of Reporting Persons EdgePoint Investment Group Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Ontario

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 8,166,124

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 8,166,124

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,166,124

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.8%[1]

12	Type of Reporting Person (See Instructions) FI

1 The calculation of percentage of beneficial ownership in this filing was derived from the Issuer’s Form 10-Q for the quarterly period ended September 30, 2014 filed with the Securities and Exchange Commission in which the Issuer stated that the number of shares of its common stock outstanding at September 30, 2014 was 83,556,390 shares. This percentage is rounded off to the nearest tenth.  Similarly, the percentage reflecting the aggregate amount beneficially owned by each reporting person in this Schedule 13G is also rounded off to the nearest tenth.

CUSIP No. 01449J105

1	Name of Reporting Persons Cymbria Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Ontario

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 760,992

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 760,992

9	Aggregate Amount Beneficially Owned by Each Reporting Person 760,992

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.9%

12	Type of Reporting Person (See Instructions) FI

CUSIP No. 01449J105

1	Name of Reporting Persons EdgePoint Canadian Growth & Income Portfolio

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Ontario

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 406,133

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 406,133

9	Aggregate Amount Beneficially Owned by Each Reporting Person 406,133

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.5%

12	Type of Reporting Person (See Instructions) FI

CUSIP No. 01449J105

1	Name of Reporting Persons EdgePoint Canadian Portfolio

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Ontario

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 396,195

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 396,195

9	Aggregate Amount Beneficially Owned by Each Reporting Person 396,195

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.5%

12	Type of Reporting Person (See Instructions) FI

CUSIP No. 01449J105

1	Name of Reporting Persons EdgePoint Global Growth & Income Portfolio

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Ontario

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 1,231,595

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,231,595

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,231,595

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 1.5%

12	Type of Reporting Person (See Instructions) FI

CUSIP No. 01449J105

1	Name of Reporting Persons EdgePoint Global Portfolio

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Ontario

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 3,504,015

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,504,015

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,504,015

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 4.2%

12	Type of Reporting Person (See Instructions) FI

CUSIP No. 01449J105

1	Name of Reporting Persons St. James’s Place Global Equity Unit Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 1,867,194

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,867,194

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,867,194

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 2.2%

12	Type of Reporting Person (See Instructions) FI

CUSIP No. 01449J105

Item 1.
	(a)	Name of Issuer: Alere, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 51 Sawyer Road, Suite 200, Waltham, Massachusetts 02453

Item 2.
(a)

Name of Person Filing:
The persons filing this Schedule 13G are (i) EdgePoint Investment Group Inc. (“EIG”), an advisor/portfolio manager (investment fund manager) registered with the Ontario Securities Commission; (ii) Cymbria Corporation (“Cymbria”), a closed end fund corporation; (iii) EdgePoint Canadian Growth & Income Portfolio (“EPC G&I”), a mutual fund trust; (iv) EdgePoint Canadian Portfolio (“EPC”), a mutual fund trust; (v) EdgePoint Global Growth & Income Portfolio (“EPG G&I”), a mutual fund trust; (vi) EdgePoint Global Portfolio (“EPG”), a mutual fund trust; and (vii) St James’s Place Global Equity Unit Trust (“SJPGEUT” and together with Cymbria, EPC G&I, EPC, EPG G&I and EPG, the “Funds”), a unit trust collective investment scheme. EIG is the advisor/portfolio manager to each of the Funds.  EIG and each of the Funds are party to an investment management agreement pursuant to which all voting and dispositive power over securities held by each Fund is delegated to EIG. The investment management agreement can be terminated by any party on 60 days’ prior notice with the exception of SJPGEUT where 90 days’ prior notice is required by EIG and no notice by SJPGEUT.  Attached as Exhibit 1 hereto, which is incorporated by reference herein, is an agreement between EIG and the Funds that this Schedule 13G is filed on behalf of each of them.

	(b)	Address of Principal Business Office or, if none, Residence: 150 Bloor Street West, Suite 500, Toronto, Ontario M5S 2X9, Canada
(c)

Citizenship:

EIG is a corporation organized under the laws of Ontario

Cymbria is a corporation organized under the laws of Ontario

EPC G&I is a mutual fund trust established under the laws of Ontario

EPC is a mutual fund trust established under the laws of Ontario

EPG G&I is a mutual fund trust established under the laws of Ontario

EPG is a mutual fund trust established under the laws of Ontario

SJPGEUT is a unit trust collective investment scheme established under the laws of the United Kingdom

	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 01449J105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Exchange Act;
	(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act;
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act;
	(d)	☐	Investment company registered under section 8 of the Investment Company Act;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
	(j)	☒	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
	(k)	☐

Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with

Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: EIG is comparable to an IA and each of the Funds is comparable to an IV.

CUSIP No. 01449J105

Item 4.	Ownership.
EIG
	(a)	Amount beneficially owned: 8,166,124
	(b)	Percent of class: 9.8%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote: 8,166,124
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 8,166,124
Cymbria
	(a)	Amount beneficially owned: 760,992
	(b)	Percent of class: 0.9%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote: 760,992
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 760,992
EPC G&I
	(a)	Amount beneficially owned: 406,133
	(b)	Percent of class: 0.5%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote: 406,133
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 406,133

CUSIP No. 01449J105

EPC
(a)	Amount beneficially owned: 396,195
(b)	Percent of class: 0.5%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote: 396,195
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 396,195
EPG G&I
(a)	Amount beneficially owned: 1,231,595
(b)	Percent of class: 1.5%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote: 1,231,595
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 1,231,595
EPG
(a)	Amount beneficially owned: 3,504,015
(b)	Percent of class: 4.2%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote: 3,504,015
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 3,504,015

CUSIP No. 01449J105

SJPGEUT
(a) Amount beneficially owned: 1,867,194
(b) Percent of class: 2.2%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote: 1,867,194
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,867,194

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

CUSIP No. 01449J105

Item 10 .	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I also certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to investment advisers and investment companies is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2015
Date

/s/ Patrick Farmer
Patrick Farmer/Chief Compliance Officer